 PROXY MEMO

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Atmos Energy Corporation

Name of persons relying on exemption: As You Sow

Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

As You Sow calls on Atmos Energy shareholders to vote FOR Item #4 at Atmos Energy Corporation’s Annual Meeting on February 6, 2019.

For questions, please contact Lila Holzman, As You Sow, lholzman@asyousow.org

Atmos Energy Corporation Shareholder Proposal:

Report on Methane Leaks & Management Actions

Company Ticker: ATO

Filed by: As You Sow

Resolved: As You Sow requests the company report to shareholders (at reasonable cost, omitting proprietary information) the company’s actions beyond regulatory requirements to reduce its greenhouse gas emissions and associated climate risk by monitoring and minimizing its methane emissions.

Supporting Statement: Investors suggest that the report specifically include a description of its methane reduction program and quantitative indicators, such as:

•	Any company plans to replace leak prone pipeline or implement other emission reduction practices;
•	Any deployment of leak detection and repair technologies, including timelines;
•	Amount of methane emissions reduced annually (and how emissions are calculated), including any goals or targets for methane reduction.

Rationale for a “YES” vote:

1)	Atmos’ failure to implement key management practices exposes the company to growing climate risk. Methane is a potent climate forcing pollutant, and solutions to control emissions exist. Companies are increasingly being asked by investors, local authorities, and civil society to demonstrate how they will reduce methane leaks from their systems to keep customers safe and to align with the vital goal of keeping global temperature rise well below 2 degrees Celsius. Atmos’ failure to address key methane emissions reduction concerns puts the company at risk. Such concerns include the company’s excessively long or undisclosed timelines for replacing some leak-prone pipeline material, surveying for leaks, and repairing low grade leaks once found. Further best management practices that Atmos is lacking include tracking the company’s full range of methane emissions and committing to Paris-aligned methane targets as part of a comprehensive climate-smart strategy.

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2019 Proxy Memo Atmos Energy Corporation Request: Report on Methane Leaks & Management Actions

2)	Atmos does not provide shareholders with sufficient analysis and disclosure on its methane emissions management. Atmos recently published its first report on methane emissions, but this report and other available disclosures lack critical details to enable investors to assess whether Atmos is fully addressing its climate risks and implementing available best management practices. The specific, quantitative disclosures requested by this proposal focus principally on leak-prone pipeline replacement, leak detection and repair, and data on actual emissions reductions. The company’s most recent 2018 Methane Emissions Report[1] fails to adequately address these areas. For example, Atmos does not disclose a timeline for the replacement of leak-prone, unprotected bare steel main pipelines. Last year, the company reported a massive inventory of over 3,500 miles of this aging infrastructure,[2] which is known to be at high risk of leaking, and the company has yet to clarify the date by when this will be addressed. The company’s 2018 Methane Emissions Report also fails to discuss its practices, if any, for controlling methane leaks from its system that occur in less densely populated areas and at lower concentrations. Although these leaks may not present an immediate threat of explosion and are therefore categorized as “non-hazardous,”[3] they can contribute significant climate impacts and must be addressed. While Atmos’ report highlights the safety risks of explosive, high-concentration leaks, the Company has yet to acknowledge that lower grade leaks present significant climate risks or that such leaks require mitigative measures—currently Atmos only commits to checking on low-grade leaks every 15 months, but does not express when or if such leaks are repaired. Further, Atmos does not provide its actual absolute methane emissions data, making it impossible to assess year on year progress.

3)	Atmos compares poorly to peers on methane management & reporting. Peer companies have begun to affirmatively address these risks through best practice actions taken and detailed disclosures. Atmos’ available reports and records indicate that the company is lagging behind its peers regarding key management practices and the substance of its related disclosures as set forth below.

4)	High-concentration methane leaks can cause catastrophic explosions. Safety concerns have historically been the main focus of methane emissions management for cities and other end-use distributors of natural gas. Methane leaks in contained spaces can reach concentrations high enough to cause catastrophic, deadly explosions, as has been the case for recent fatalities from incidents under Atmos’ operations.[4] In fact, Atmos has been cited for thousands of safety violations over the past 10 years[5] and has seen explosions resulting in tragic casualties, injuries, and the loss of people’s homes.

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1 https://www.atmosenergy.com/sites/default/files/2018_methane_emissions_report.pdf

2 https://www.phmsa.dot.gov/data-and-statistics/pipeline/gas-distribution-gas-gathering-gas-transmission-hazardous-liquids

3 Hazardous leaks are those that present an immediate safety risk to people because they are releasing methane at concentrations high enough to result in explosions.

4 https://interactives.dallasnews.com/2018/time-bomb/index.html

5 https://www.nbcdfw.com/news/local/Atmos-Energy-Fined-16000-in-Irving-House-Explosion-504066601.html

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2019 Proxy Memo Atmos Energy Corporation Request: Report on Methane Leaks & Management Actions

5)	Regulatory risk is intensifying as local and global governments take action on climate change. The United Nation’s Intergovernmental Panel on Climate Change’s reports are increasingly forceful. The most recent 2018 October report states that global greenhouse gas emissions must be reduced by 40-50% by 2030, achieving net-zero emissions by 2050, to avoid disastrous impacts including supply chain dislocations, reduced resource availability, lost production, commodity price volatility, infrastructure damage, crop loss, energy disruptions, political instability, and reduced worker efficiency, among others.[6], 7 Climate change regulations, especially on a local level, are increasingly responsive to this need, increasing the regulatory risks facing Atmos. Failure to get in front of and prepare adequately for such regulations can be costly to the company.

Discussion

1.	Atmos’ failure to implement key management practices exposes the company to growing climate risk.

Atmos’ pipeline main inventory contains nearly 500 miles of cast iron and over 3,500 miles of unprotected bare steel pipelines.8 There is widespread consensus that these aging pipeline materials within older natural gas distribution systems are subject to significant leakage. Cast iron is 24 times more likely to leak than plastic and 78 times more likely to leak than protected steel. Unprotected bare steel is 11 times more likely to leak than plastic and 36 times more likely to leak than protected steel.9 A recent study of Dallas, one of Atmos’ main service territories, has found a significant number of low grade leaks contributing powerfully to climate change.10 Replacing Atmos’ oldest and leakiest pipes is a known way to minimize such emissions. While Atmos has provided a timeline for the elimination of its cast iron inventory, it has not done so for its much larger bare steel inventory.

Recent studies have demonstrated that best practices exist to effectively and efficiently monitor and reduce methane leakage from distribution systems.11 Enhanced Leak Detection and Repair (LDAR) practice is an important method by which distribution companies can reduce greenhouse gas emissions. Local Distribution Companies vary considerably in technology and frequency of surveys conducted and timeframes for leak repair, with Atmos lagging behind other companies. Atmos has not demonstrated how it will mitigate climate risks by going beyond minimal regulatory requirements to shorten timelines for monitoring and mitigating leaks or use best available advancements in this area. While Atmos provides information on technology used to survey its distribution pipelines, it indicates that for non-business district areas, it does not go beyond minimum regulatory requirements for survey frequency. This means that leaks in infrequently surveyed areas may go undetected for unacceptably long periods of time. Even once leaks are detected, Atmos does not commit to repairing lower grade leaks, potentially leaving them to continue emitting methane over extended timelines.

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6 https://www.nature.com/articles/d41586-018-06876-2

7 https://www.wri.org/blog/2018/10/half-degree-and-world-apart-difference-climate-impacts-between-15-c-and-2-c-warming

8 https://www.phmsa.dot.gov/data-and-statistics/pipeline/gas-distribution-gas-gathering-gas-transmission-hazardous-liquids

9 http://www.gpo.gov/fdsys/pkg/FR-2011-12-23/pdf/2011-31532.pdf (Page 80595)

10 https://www.edf.org/climate/methanemaps/city-snapshots/dallas

11 https://www.edf.org/climate/methane-research-series-16-studies

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2019 Proxy Memo Atmos Energy Corporation Request: Report on Methane Leaks & Management Actions

Implementing available best practices is increasingly urgent given that methane emissions from natural gas may be worse than anticipated. A recent study in Science found that U.S. methane emissions are 60 percent higher than the Environmental Protection Agency (EPA) reports.12

2.	Atmos does not provide shareholders with sufficient analysis and disclosure on its methane emissions management.

The Company fails to provide shareholders with sufficient detail regarding measures taken to address not only the direct safety implications of methane releases, but also the significant climate impacts. For instance, in its 2018 Methane Emissions Report, Atmos provided information on how quickly it repairs detected leaks considered hazardous or at risk of becoming hazardous, but does not provide such information for leaks that are graded lower.13 Such leaks may release dangerous methane quantities in concentrations low enough to not create a risk of explosion, but high enough to cause considerable damage to the climate if left unrepaired over extended periods.

Further, the company provides detailed information on its replacement plans for leak-prone cast iron pipeline,14 but does not state its plans to replace its much larger inventory of unprotected bare steel pipeline mains. Instead, information about unprotected bare steel replacement projections is both insufficient and difficult to access. Found outside its methane emissions report in unrelated investor slide decks,15 unclear replacement timelines are shown that bundle together the unprotected bare steel inventory with cast iron and other vintage materials, impeding the public from understanding Atmos’ intended timeline for addressing pipelines made from specific leak prone materials. Such timelines also do not clarify by when all risk-based replacements will be completed, as they only show aggregated, annual replacement plans over the next few years—lacking information beyond 2023. The scattered and incomplete manner in which replacement information is presented inhibits investors from getting a clear picture of how Atmos is managing its massive, risk-prone system of pipelines. Bare steel, in particular, are known to be high-risk and make up a large portion of Atmos’ leak-prone pipeline main inventory according to data available through the Pipeline and Hazardous Materials Safety Administration (PHMSA).16 Some customers with steel pipes have felt compelled to purchase their own methane detectors due to a lack of trust in the company after noticing that Atmos had replaced only the cast iron and not the steel pipelines in their neighborhoods.17

Additionally, Atmos has yet to directly provide absolute methane emissions data for its recent or current operations. Atmos discloses its 2017 emissions intensity rate, which is insufficient to assess Atmos’ progress in reducing total greenhouse gas emissions over time. Atmos also projects a 50% reduction of methane emissions by 2035, but provides no benchmarking information to understand from where the company is starting. Atmos’ website and public reports do not state the year from which a 50% reduction might occur, nor the absolute methane emissions of any starting year. Without that information, shareholders are unable to determine either if the projected emissions reductions are enough to sufficiently reduce climate risk or whether Atmos continues to make progress on this projection over time.

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12 http://science.sciencemag.org/content/361/6398/186

13 https://www.atmosenergy.com/sites/default/files/2018_methane_emissions_report.pdf

14 https://www.atmosenergy.com/sites/default/files/2018_methane_emissions_report.pdf

15 http://www.investquest.com/iq/a/ato/confcall/AnalystDayNovember2018.pdf

16 https://www.phmsa.dot.gov/data-and-statistics/pipeline/gas-distribution-gas-gathering-gas-transmission-hazardous-liquids

17 https://www.dentonrc.com/news/time-to-order-a-methane-monitor/article_15a50616-3948-5410-b212-0cadd299abd7.html

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2019 Proxy Memo Atmos Energy Corporation Request: Report on Methane Leaks & Management Actions

Ultimately, while Atmos has taken some minimal steps to discuss its management of methane, by leaving out critical details as requested by this proposal, the company has not addressed material climate risks associated with the release of this potent greenhouse gas.

3.	Atmos compares poorly to peers on methane management & reporting.

A recent McKinsey & Company article states that: “To thrive in an era of decarbonization, gas utilities won’t be able to do more of the same old thing—innovation is essential.”18 Natural gas distributer Consolidated Edison, for example, discloses that it uses advanced technology and surveys its entire main system for leaks on a monthly basis. It further states that its average repair time for lower grade, Type 3 leaks is less than 40 days.19 Regarding leak-prone pipeline replacement, Exelon has published clear, detailed information on its plans to eliminate cast iron and bare steel main inventory for each of its subsidiaries.20 Others, like Southern Company, have joined the ONE Future program, committing to limiting methane leakage to under 1% across the gas supply chain.21 Peers are further taking action by setting absolute methane reduction targets specifically designed to mitigate their climate impacts. One such company is DTE Energy, which set a target in 2018 to reduce its total methane emissions by 80% by 2040 as part of the company’s climate change strategy.22 While Atmos notes that some of its plans and practices are reducing methane, Atmos has not provided enough information to know if such actions will be sufficient to match its peers and align with the level of ambition needed to adequately mitigate its methane risks. Unlike its peers, Atmos’ 2018 Methane Emissions Report does not provide any timeline for repairing Type 3 leaks; does not clarify a timeline for replacing its considerable inventory of high-risk, bare steel pipes; nor does it provide sufficient context to explain if its projected 50% methane emissions reductions by 2035 are meaningful, since benchmarking information is not available. As such, investors cannot assess whether existing practices and proposed reductions are or are not in line with what is needed to bring the company’s greenhouse gas emissions in line with urgent, global climate goals.

In terms of addressing broader climate risk and greenhouse gas emissions, Xcel has become the first publicly-owned utility to commit to reducing its emissions 100% by 2050,23 Southern Company has set a low- to no-carbon emissions target by 2050,24 and NRG has a 50% emissions reduction target by 2030 and a 90% target by 2050.25 Atmos has yet to provide information as to how it plans to comprehensively address its total carbon footprint and how quickly it plans to do so.

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18 https://www.mckinsey.com/industries/electric-power-and-natural-gas/our-insights/are-us-gas-utilities-nearing-the-end-of-their-golden-age

19 https://www.conedison.com/ehs/2016-sustainabilityreport/files/Full_ConEd_SR_2016-2017.pdf

20 http://www.exeloncorp.com/sustainability/Documents/Replacement_program.pdf

21 https://www.southerncompany.com/content/dam/southern-company/pdf/corpresponsibility/Planning-for-a-low-carbon-future.pdf.

22 http://newsroom.dteenergy.com/2018-09-27-DTE-Energy-cutting-methane-emissions-by-80-percent#sthash.faI7N0uo.dpbs

23 https://www.vox.com/energy-and-environment/2018/12/5/18126920/xcel-energy-100-percent-clean-carbon-free

24 https://www.cdp.net/en/formatted_responses/responses?campaign_id=62255737&discloser_id=4603&locale=en&organization_name=The+Southern+Company&organization_number=18951&program=Investor&project_year=2018&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2Fft9rgfbw%2F29923&survey_id=58150509, Section C4.1c

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2019 Proxy Memo Atmos Energy Corporation Request: Report on Methane Leaks & Management Actions

4.	High-concentration methane leaks can cause catastrophic explosions.

Risk of explosions remains a top concern for shareholders. Atmos in particular has faced scrutiny given reports that natural gas explosions across its North and Central Texas service area have resulted in the destruction of more than 24 homes, nine fatalities, and 22 injuries since 2006.26 One article noted that, “Atmos Mid-Tex, which includes Dallas and Fort Worth — has received five times as many state safety-violation citations as Houston’s CenterPoint, the other large gas-distribution company in Texas.”27 Most recently, a Dallas family served by Atmos experienced a tragic event when a natural gas explosion killed a 12-year old girl last February.28

5.	Regulatory risk is intensifying as local and global governments take action on climate change.

Climate change – and the risks it is generating for companies – has become a major concern for investors. This concern was magnified by the Intergovernmental Panel on Climate Change’s recent report which noted that to avoid catastrophic impacts from climate change, the world must be on a path to achieve maintain global warming at 1.5 degrees or less, requiring a minimum 45% reduction by 2030 and net zero global emissions by 2050.

In recent years, concerned organizations and policymakers have begun to focus legislative attention on the climate change implications of leaking natural gas pipelines and other sources of methane emissions from local distribution systems. States, in particular, are increasingly taking a lead role in fighting methane emissions. Since Colorado, a state in which Atmos operates, passed the first rules in the country to limit upstream methane emissions in 2014,29 many states have followed suit, including expanding the scope of regulatory applications downstream. Colorado further may introduce more stringent methane regulations given the incoming governor’s ambitious commitment to support 100% renewable, clean energy in Colorado by 2040.30 Such regulations may be adopted more broadly by other states in the coming years.

Response to Atmos’ Board of Directors’ Statement in Opposition

Atmos’ Board of Directors (“the Board”) recommends a vote against the shareholder proposal. In its statement, the board mentions that “...thanks to advances in technology, America’s supply of natural gas will likely meet our energy needs for the next 100 years.” However, in order to limit global warming within recognized limits, the use of this fuel source is contingent on the energy sector’s ability to control methane emissions. While the board generally states that it is “committed to practices that reduce methane emissions,” available disclosures have not demonstrated the company is taking sufficient steps to implement best practices quickly enough to address growing risks. Further, the board does not acknowledge the role this potent greenhouse gas plays in contributing to climate risk. As explained above, the company’s methane report referenced by the board’s statement does not sufficiently address investor concerns on this issue.

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25 https://www.cdp.net/en/formatted_responses/responses?campaign_id=62255737&discloser_id=3386&locale=en&organization_name=NRG+Energy+Inc&organization_number=13562&program=Investor&project_year=2018&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2Fft9rgfbw%2F11947&survey_id=58150509, Section C4.1c

26 https://interactives.dallasnews.com/2018/time-bomb/index.html

27 https://interactives.dallasnews.com/2018/time-bomb/index.html

28 https://www.dallasnews.com/news/dallas/2018/03/25/dmn-investigates-atmos-heed-warning-signsbefore-deadly-gas-explosion

29 https://www.scientificamerican.com/article/colorado-first-state-to-limitmethane-pollution-from-oil-and-gas-wells/

30 https://polisforcolorado.com/energy/

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2019 Proxy Memo Atmos Energy Corporation Request: Report on Methane Leaks & Management Actions

Conclusion

The Company’s disclosures lack critical details and do not answer the fundamental request of this resolution – to provide an assessment of the company’s practices to minimize methane emissions as a means to reducing the Company’s exposure to climate-related risks. Shareholders seek clear, transparent, and reliable information to evaluate Atmos’ measures and plans to comprehensively manage the materials risks associated with methane emissions throughout its natural gas distribution operations. The Proponents urge shareholders to vote “Yes” on this resolution, as it will bring forth crucial information about how Atmos is planning to manage and mitigate risks from its significant methane emissions.

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